UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission file number 1-8022
                                                  ------

               AMERICAN COMMERCIAL VESSEL AND TERMINAL EMPLOYEES'
               --------------------------------------------------
                                  SAVINGS PLAN
                                 -------------
             (Exact name of registrant as specified in its charter)

             1701 East Market Street, Jeffersonville, Indiana 47130
           (812) 288-0100 (Address, including zip code, and telephone number, including area code, of
                    registrant's principal executive offices)

                   CSX Corporation Common Stock, $1 Par Value
            (Title of each class of securities covered by this Form)

                                      None
                                      ----

       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(ii) [  ]
        Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(2)(i)  [  ]
        Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii) [  ]
        Rule 12g-4(a)(2)(ii) [ ]          Rule 15d-6           [  ]
        Rule 12h-3(b)(1)(i)  [X]

* This Form 15 has been filed to suspend the Plan's obligations to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, as a result of the deregistration, pursuant to a Post-Effective Amendment to Registration Statement on Form S-8, Registration No. 33-49767, on June 28, 2000, of all unsold CSX Corporation Common Stock and Plan interests to be offered and sold under the Plan.

Approximate number of holders of record as of the certification or notice date:
None


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Pursuant to the  requirements of the Securities  Exchange Act of 1934,  AMERICAN
COMMERCIAL  VESSEL  AND  TERMINAL   EMPLOYEES'  SAVINGS  PLAN  has  caused  this
certification/notice to be signed on its behalf by the undersigned duly authorized person.

        Date:  June 28, 2000        By:  /s/ GREGORY R. WEBER
              --------------            ---------------------
                                            Gregory R. Weber
                                            Attorney-in-Fact